Maiden Holdings, Ltd.
Computation of Ratio of Earnings to Fixed Charges

	Three-Months Ended	Year Ended December 31,
	March 31, 2012	2011		2010	2009	2008	2007
	($ in thousands)

Pre-Tax income	21,257	30,454		71,192	62,402	18,794	22,087
Fixed charges	7,678	34,155		36,466	34,431	-	-
Earnings	28,935	64,609		107,658	96,833	18,794	22,087

Interest expense	7,665	34,109		36,400	34,378	-	-
Debt amortization charges	13	46		66	53	-	-
Fixed charges	7,678	34,155		36,466	34,431	-	-

Ratio of Earnings to Fixed Charges	3.77	1.89	(1)	2.95	2.81	N/A	N/A

(1) For the year ended December 31, 2011, "earnings" includes certain non-recurring charges related to the Company's repurchase of $107,500 of junior subordinated debt issued in connection with the TRUPS Offering on July 15, 2011. Pursuant to the terms of the TRUPS Offering, the Company incurred a non-recurring repurchase expense of approximately $15,050, which was reported in the Company's results of operations for the year ended December 31, 2011. As a result of the repurchase, the Company also incurred an additional non-recurring non-cash charge of approximately $20,313 for the year ended December 31, 2011, which represents the accelerated amortization of original issue discount and issuance costs associated with equity issued in conjunction with the TRUPS Offering. Excluding these charges, the Company's ratio of earnings to fixed charges for the year ended December 31, 2011 would have been 2.93.